March 25, 2021

Ms. Katherine Hsu
Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Trust 2019-GC39 Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 13, 2020 Filed November 27, 2020 File No. 333-226082-02

Dear Ms. Hsu:
We are acting as counsel to GS Mortgage Securities Corporation II (the “GSMSC”) in connection with your letter dated March 12, 2021 transmitting the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-D and ABS-EE filings (the “Filings”). We have reviewed the Comments and the Filings and have discussed the Comments with representatives of GSMSC.
For your convenience, the Staff’s comment is repeated in italics below, followed by the response of GSMSC.
Forms 10-D and ABS-EE
1.          We have reviewed your response to prior comment 2, and it continues to remain unclear how the servicer was permitted to advance payments under the related transaction agreement. While you contend that payments were still considered to be due during the period of the forbearance, we note that the obligor was not expected to make principal and interest payments during the forbearance period. Instead, consistent with the reporting of the loan as “current” during the period of forbearance, those payments were not, in effect, due until after the end of the forbearance period. For that reason, the servicer, in continuing to make advances while the loan was in forbearance, was not in compliance with Item 1122(d)(2)(iii) of Regulation AB relating to advances for funds for this transaction and should identify such material instance of noncompliance in its assessment to be filed with your Form 10-K for the previous fiscal year.
Respectfully, GSMSC continues to believe, as does the servicer, that making the referenced principal and interest advances (1) was consistent with the terms of the pooling and servicing agreement (“PSA”), and (2) complied with the “Servicing Standard”, the standard that the servicer must follow under the PSA and which requires the servicer to service the loan “(1) in the same manner in which, and with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans for other third party portfolios and (2) the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans owned by the Master Servicer or the Special Servicer, as the case may be…and the best interests of the Trust and the Certificateholders … (as

Lisa J. Pauquette   Tel +1 212 504-6298   Fax +1 212 504-6666   lisa.pauquette@cwt.com

Katherine Hsu
March 25, 2021

a collective whole as if such Certificateholders and the RR Interest Owner constituted a single lender)…, as determined by the Master Servicer or the Special Servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers…”
It is a fundamental structural feature of commercial mortgage-backed securities (“CMBS”) that the servicer make advances of monthly payments that are not made unless it is determined that such payments would be non-recoverable. As stated in the prospectus for the transaction, “[a]dvances are intended to maintain a regular flow of scheduled interest and principal payments to holders of the class or classes of certificates entitled thereto”. Investors expect that the regular monthly payments of principal and interest will be timely paid by borrowers, and if not received from borrowers, advanced by the servicer. The prospectus provides “[t]he master servicer is required to advance a delinquent periodic payment on each mortgage loan, including any non-serviced mortgage loan or REO loan (other than any portion of [an] REO loan related to a companion loan), unless the master servicer, the trustee or the special servicer determines that the advance would be non-recoverable.” Investors understand that the assigned credit ratings on their CMBS investments depend on the availability of this feature. As disclosed in the prospectus, the “ratings address the likelihood of full and timely receipt by the Certificateholders and the RR Interest Owner of all distributions of interest at the applicable Pass-Through Rate on the Offered Certificates to which they are entitled on each distribution date and … the ultimate payment in full of the Certificate Balance of each class of Offered Certificates on a date that it not later than the Rated Final Distribution Date with respect to such class of certificates.”
A payment not made because a loan is in forbearance is required to be recovered in full by the end of the forbearance period. Forbearance agreements provide for a temporary delay in required mortgage payments due to adverse economic circumstances affecting the borrower, as well as an agreement by the servicer not to exercise creditor remedies against the borrower during that temporary period. Forbearance agreements do not change the obligations of the borrower to make those payments.
We believe that the distinction between a loan in forbearance and a loan modification is clearly understood by commercial mortgage loan lenders and servicers. As stated above, a forbearance does not represent a permanent change to the monetary terms of a loan. This is consistent with the commonly understood meaning of those terms: “Figuring out whether mortgage forbearance or modification is right for you can be overwhelming during a financial hardship. A mortgage forbearance agreement temporarily pauses your monthly payments and a loan modification permanently changes the terms of your loan to make your payments more affordable.1”  We note that the SEC itself understands the concept of forbearance in that the Schedule AL for residential mortgage loans contemplates loans that are neither current nor delinquent but rather are in forbearance.2

1 https://www.lendingtree.com/home/mortgage/mortgage-forbearance-vs-loan-modification/
2 Appendix to 229.1125 Schedule AL Item 1. Residential Mortgage Loans, (n) Information related to forbearance or trial modification. If the type of loss mitigation is forbearance or a trial modification, provide the following additional information. A forbearance plan refers to a period during which either no payment or a payment amount less than the contractual obligation is required from the obligor. A trial modification refers to a temporary loan modification during which an obligor's application for a permanent loan modification is under evaluation.

Katherine Hsu
March 25, 2021

The Servicing Standard definition makes clear that it is up to the servicer to make a determination whether to modify a loan or to enter into a forbearance.3 Absent evidence that such a determination was not reasonable, the servicer’s determination to enter into the loan forbearance and not a loan modification,  complied with the Servicing Standard and the terms of the PSA.
As we stated in our prior response, Section 4.03(b) of the PSA requires that the master servicer advance scheduled monthly payments that were due but not received for a particular payment date. Due to the Forbearance Agreement, certain scheduled payments were due but not received. However, the Forbearance Agreement clearly provides that “[a]ll monthly payment obligations of Borrower owed during the Forbearance Period, including obligations to make payments of principal and interest…shall be owed as set forth and in accordance with the terms and provisions of the Loan Documents”. The Forbearance Agreement also clearly provides that it is not a modification by stating “[d]uring the Forbearance Period and during the 12-month period during which Borrower is obligated to make the Forbearance Payments to Lender, the monetary and non-monetary obligations of Borrower under the Loan Documents shall remain in full force and effect, unmodified by this Agreement, and the Existing Default shall continue in full force and effect.4” Therefore, the failure of a servicer to advance payments for the loan subject to the terms of the Forbearance Agreement would be directly contrary to the requirements of Section 4.03(b) of the PSA. The failure to advance the monthly payments within the required timeframes in the PSA would also have constituted a servicer termination event, subjecting the servicer to potential removal from the transaction.5
In addition to the specific advancing provisions of the PSA that we believe mandate the advancing by the servicer of loan payments for loans in forbearance, it is important to emphasize that the obligation to advance complies with the Servicing Standard under the PSA, defined in pertinent part above, which requires the servicer to use its reasonable judgment in servicing the loan.  The reasonable judgment of the servicer must take into account the circumstances in which the forbearance not to exercise remedies was made. There was and continues to be a global pandemic. People were being asked, or ordered, to stay in their homes, not vacation, not work. The economy lost millions of jobs. Numerous

3 The servicer must follow the servicing standard under the PSA, which requires the servicer to service the loans “(1) in the same manner in which, and with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans for other third party portfolios and (2) the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans owned by the Master Servicer or the Special Servicer, as the case may be…and the best interests of the Trust and the Certificateholders … (as a collective whole as if such Certificateholders and the RR Interest Owner constituted a single lender)…, as determined by the Master Servicer or the Special Servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers.”. [emphasis supplied]
4 Emphasis supplied.
5 Section 7.01(a) of the PSA provides that a servicer termination event includes “any failure by the Master Servicer to deposit into, or remit to the Certificate Administrator for deposit into, any Distribution Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m. (New York City time) on the relevant Distribution Date”.

Katherine Hsu
March 25, 2021

pieces of legislation were passed in an effort to sustain the economy.6 Lenders and servicers of loans of all types, not just commercial mortgage loans, were compelled to consider whether to foreclose on loans, permanently modify loan terms or enter into forbearances with borrowers, and as a result many forbearance agreements were entered into with borrowers. 7
Articles in the press during the early days of the pandemic made clear that the servicers were expected to advance on loans in forbearance. For example, Fannie Mae and Freddie Mac (the “GSEs”) adopted policies under which servicers were directed to advance for a temporary period for loans in forbearance. An article regarding the advancing obligations of servicers on transactions backed by Fannie Mae and Freddie Mac clearly illustrated this: “Under the new policy, servicers will only be required to advance four months of missed payments for loans in forbearance[8]. After that, the servicer is under ‘no further obligation to advance scheduled payments.’”9 Given the prominence of the GSEs in mortgage lending and servicing, it is completely reasonable for the servicer to exercise its judgment to make advances with respect to loans in forbearances in the same manner as the GSEs required of its servicers.
We note that Freddie Mac, in its 2020 Form 10-K states “[w]e report multifamily loans in forbearance as current as long as the borrowers are in compliance with the forbearance agreement, including the agreed upon repayment plan. Loans in forbearance are therefore not included in our multifamily delinquency rates if the borrowers are in compliance with their forbearance agreement.” Further, servicers also advance on loans in forbearance as stated in the Freddie Mac Form 10-K: “[t]he majority of our multifamily loans are securitized using trusts that are administered by master servicers who bear responsibility to advance funds in the event of payment shortfalls, including principal and interest payments related to loans in forbearance.”
Additionally, it is our understanding that the servicer serviced other CMBS loans in its servicing portfolio, including the loan that is the subject of the Comments, in the same manner with respect to forbearances and P&I advancing. This again comports with the Servicing Standard that requires the servicer service “in the same manner in which, and with the same care, skill, prudence and diligence with which the Master Servicer or the Special Servicer, as the case may be, services and administers similar mortgage loans for other third party portfolios…”.
Furthermore, if the servicer were not to make advances with respect to loans in forbearance, investors would be adversely affected by not receiving timely payments of interest as well as the potential of credit ratings downgrades and the resulting diminution of the market value of their investments. A

6 See Coronavirus Preparedness and Response Supplemental Appropriations Act, Families First Coronavirus Response Act, Coronavirus Aid, Relief, and Economic Security Act (CARES Act), Paycheck Protection Program and Health Care Enhancement Act, Paycheck Protection Program Flexibility Act of 2020.
7 For example, the Freddie Mac Multifamily Securitization Forbearance Report, Data as of January 25, 2021 indicates that Master servicers on Freddie Mac securitized loans reported 1,179 current forborne loans totaling $7.5 billion as of January 25, 2021.
8 Emphasis supplied.
9 https://www.housingwire.com/articles/fannie-mae-freddie-mac-will-only-require-servicers-to-advance-4-months-of-payments-on-loans-in-forbearance/

Katherine Hsu
March 25, 2021

decision by the servicer not to advance in this circumstance would clearly not be in the best interest of certificateholders, a violation of the Servicing Standard.
Therefore, for all of the foregoing reasons, GSMSC respectfully disagrees with the Staff’s conclusion that monthly payment advances with respect to a loan subject to a forbearance agreement were not in compliance with Item 1122(d)(2)(iii) of Regulation AB.
2.          We also note your response to prior comment 1 indicating that industry best practices allow reporting of forbearances within two reporting cycles and your response to prior comment 3 noting that, to the extent the master servicer’s report on compliance with applicable servicing criteria pursuant to Item 1122 of Regulation AB notes the existence of any material instance of noncompliance, you will disclose it in the report on Form 10-K. Please be advised that Item 1122 of Regulation AB requires, among other things, that the servicer assess whether reports, which includes the filed asset-level data, are maintained in accordance with the transaction agreements and applicable Commission requirements. Item 1122 requirements do not involve an assessment against industry best practices. In addition, as we have noted in our comments above, we continue to have concerns that P&I advances were not made as specified in the transaction agreements, as required to be assessed under Item 1122(d)(2)(iii). Item 1122(d)(2)(iii) does not involve a consideration of industry best practices. If the delays in reporting resulted in material delays in reporting the forbearance across several transactions in a servicing platform, we believe that the servicer should report these delays as material instances of noncompliance with applicable servicing criteria in its assessments to be filed with your Form 10-K for the previous fiscal year.
GSMSC acknowledges and agrees that Item 1122 requirements do not involve an assessment against industry best practices, unless such practices are contractually required. Item 1122(d)(3)(i) requires that “[r]eports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports: (A) [a]re prepared in accordance with timeframes and other terms set forth in the transaction agreements”.
Our prior reference to “Best Practices” in our response to the Staff’s prior comment letter was a reference to contractual obligations of the servicer incorporated by reference in the PSA.
As previously stated in our prior response letter, the PSA requires the servicers to report using the CREFC Investor Reporting Package.  To be clear, the CREFC Investor Reporting Package is defined as “[t]he collection of reports specified by the CREFC® from time to time as the “CREFC® Investor Reporting Package.””  The specific reports comprising the CREFC® Investor Reporting Package as of the closing date are included in that definition as well, but those reports are subject to change (as indicated in the definition) and the format of each such report is also subject to change.  The definition of each report in the PSA provides that it be produced in “…a format substantially in the form of and containing the information called for [in the applicable report] for the Mortgage Loans, or such other form for the presentation of such information as may be approved from time to time by the CREFC® for commercial mortgage securities transactions generally.” [emphasis added]
The reference to “CREFC Best Practices” is a reference to the guidance on how each of the applicable reports are to be completed, which is part of the report.  As such, CREFC Best Practices are part of the official CREFC Investor Reporting Package and exist to provide guidance to the servicers as to how to treat and report on loans under a variety of different scenarios. Because CREFC Best Practices are

Katherine Hsu
March 25, 2021

part of the CREFC Investor Reporting Package, and the PSA requires the servicers to report loan information using the CREFC Investor Reporting Package, the servicer is contractually obligated to perform its obligations in accordance with Best Practices as may be updated from time to time.
Although the loan was reported as current rather than delinquent on Schedule AL, this was required under the terms of the PSA, which incorporates the CREFC Investor Reporting Package as may be updated from time to time and also was the best alternative in the face of limited options under the Schedule AL. As we have previously discussed, there is no option or code for reporting a loan as delinquent but performing under a forbearance or loan in forbearance unlike Schedule AL for RMBS.
We note that the master servicer’s report on compliance with applicable servicing criteria pursuant to Item 1122 of Regulation AB for the year 2020, and related registered public accounting firm's attestation report has been delivered to GSMSC, and such reports reflect that the master servicer has complied in all material respects with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.
We hope that the Staff will consider favorably our analysis of the Staff’s comments and GSMSC’s position on them. However, we understand there is a possibility that the views of GSMSC and the Staff may continue to diverge. We wish to continue the dialogue to resolve any remaining issues. However in light of the fact that GSMSC had already begun filing its Form 10-Ks prior to the receipt of the Staff’s most recent comment letter (and must continue to prepare and file additional 10-Ks to meeting filing deadlines), it would be impossible to revise the servicer’s 1122 assessment of compliance prior to the Form 10-K filing deadline. Nevertheless, GSMSC is prepared to work cooperatively with the Staff to resolve any remaining issues or concerns of the Staff, including any appropriate amendments to the Form 10-Ks that had been previously filed once resolved. We also note that the positions taken by the Staff as reflected in the Comments have ramifications that are industry-wide affecting all CMBS servicers, and may be difficult to resolve though Staff comments and responses on selected Form 10-Ds.
In responding to the Staff’s comments with respect to the Filings, GSMSC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
•	GSMSC is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	GSMSC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 504-6298 or my partner Michael Gambro at (212) 504-6825 with any questions you have regarding the foregoing.

Katherine Hsu
March 25, 2021

Very truly yours,

/s/ Lisa Pauquette

Lisa Pauquette

cc:	Leah Nivison Tejal Wadhwani, Esq. Michael S. Gambro, Esq.